Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC Updates Timing for Completion of Acquisition of CHC
by First Reserve Corporation

VANCOUVER, BRITISH COLUMBIA – (Marketwire – June 18, 2008) – CHC Helicopter Corporation ("CHC") (TSX: FLY.A) (TSX: FLY.B) (NYSE: FLI) announced today that it no longer expects that the completion of the arrangement involving CHC and an affiliate of a fund managed by First Reserve Corporation will occur by the end of June 2008.

Completion of the arrangement remains subject to a number of conditions, including receipt of regulatory approvals in Canada and Europe. CHC and the purchaser continue discussions with the applicable regulatory authorities and anticipate further guidance from these authorities shortly. CHC and the purchaser will continue to advise on anticipated transaction timing as information becomes available.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of CHC Helicopter Corporation, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, and (ii) certain termination rights available to the parties under the arrangement agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements in this news release are made as of the date of this release. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise. We undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to CHC's current amended annual report or Form 20 F/A and CHC's management information circular dated March 28, 2008, each filed with the Canadian securities commissions (available at www.sedar.com) and the U.S.

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

Securities and Exchange Commission (available at www.sec.gov). These documents are also available on CHC's website at www.chc.ca.

About CHC

CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide. If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

For further information, please contact:

Sylvain Allard, President and Chief Executive Officer
604-279-2455 or 604-307-8646
sallard@chc.ca

or

Rick Davis, Senior Vice President and Chief Financial Officer
604-279-2471 or 778-999-0314
rdavis@chc.ca